UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 28, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Basel III Pillar 3 UBS Group AG First Quarter 2020 Report, which appears immediately following this page.

31 March 2020 Pillar 3 report

UBS Group and significant regulated subsidiaries and sub-groups

Table of contents
Introduction and basis for preparation

UBS Group
6	Section 1	Key metrics
8	Section 2	Risk-weighted assets
12	Section 3	Going and gone concern requirements and eligible capital
14	Section 4	Leverage ratio
17	Section 5	Liquidity coverage ratio

Significant regulated subsidiaries and sub-groups
20	Section 1	Introduction
20	Section 2	UBS AG standalone
25	Section 3	UBS Switzerland AG standalone
31	Section 4	UBS Europe SE consolidated
32	Section 5	UBS Americas Holding LLC consolidated

Appendix
33	Abbreviations frequently used in our financial reports
35	Cautionary statement

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

Zurich +41-44-234 1111
London +44- 207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888 Singapore +65-6495 8000

Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from our offices in Zurich,
London, New York and Krakow.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

UBS’s Media Relations team supports
global media and journalists
from our offices in Zurich, London, New York and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives inquiries regarding compensation and related issues addressed to members of the Board of Directors.

UBS Group AG, Office of the
Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

+41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team,
a unit of the Group Company Secretary Office, is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

+41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
www-us.computershare.com/
investor/Contact

Shareholder website:
www.computershare.com/investor

Calls from the US
+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2020. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Introduction and basis for preparation

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries
“UBS AG consolidated”	UBS AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis
“UBS AG” and “UBS AG standalone”	UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone”	UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”	UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated”	UBS Americas Holding LLC and its consolidated subsidiaries

Introduction and basis for preparation

Introduction and basis for preparation

Scope of Basel III Pillar 3 disclosures

The Basel Committee on Banking Supervision (BCBS) Basel III capital adequacy framework consists of three complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market, operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 requires banks to publish a range of disclosures, mainly covering risk, capital, leverage, liquidity and remuneration.

This report provides Pillar 3 disclosures for UBS Group and prudential key figures and regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated in the respective sections under “Significant regulated subsidiaries and sub-groups.”

As UBS is considered a systemically relevant bank (an SRB) under Swiss banking law, UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable to Swiss SRBs on a consolidated basis. Capital and other regulatory information as of 31 March 2020 for UBS Group AG consolidated is provided in the “Capital management” section of our first quarter report and for UBS AG consolidated in the “Capital management” section of the UBS AG first quarter 2020 report, available under “Quarterly reporting” at www.ubs.com/investors.

Local regulators may also require the publication of Pillar 3 information at a subsidiary or sub-group level. Where applicable, these local disclosures are provided under “Holding company and significant regulated subsidiaries and sub-groups” at www.ubs.com/investors.

Significant BCBS and FINMA capital adequacy, liquidity and funding, and related disclosure requirements

This Pillar 3 report has been prepared in accordance with Swiss Financial Market Supervisory Authority (FINMA) Pillar 3 disclosure requirements (FINMA Circular 2016/1, “Disclosure – banks”) as revised on 31 October 2019, the underlying BCBS guidance “Revised Pillar 3 disclosure requirements” issued in January 2015, the “Frequently asked questions on the revised Pillar 3 disclosure requirements” issued in August 2016, the “Pillar 3 disclosure requirements – consolidated and enhanced framework” issued in March 2017 and the subsequent “Technical Amendment – Pillar 3 disclosure requirements – regulatory treatment of accounting provisions” issued in August 2018.

COVID-19 temporary regulatory measures

The Swiss Federal Council has established a loan guarantee scheme of up to CHF 40 billion, increased from the initially announced amount of up to CHF 20 billion, to support small and medium-sized Swiss companies suffering from substantial reductions in revenue due to the current COVID-19 pandemic. Affected companies can apply through their banks for emergency loans amounting to a maximum of 10% of their annual turnover, with a ceiling of CHF 20 million. Loans up to CHF 0.5 million are 100% guaranteed by the Swiss government and carry a 0% interest rate. Loans of between CHF 0.5 million and CHF 20 million are 85% government-guaranteed; for these loans the portion that is guaranteed by the government carries a 0.5% interest rate and banks are free to determine the interest rate for the remaining portion.

To support the lending capacity of banks, the Swiss Federal Council has deactivated the countercyclical buffer on residential real estate loans at the request of the Swiss National Bank (the SNB) and several other countries similarly reduced their countercyclical buffers. This led to a reduction of 29 basis points of UBS’s common equity tier 1 (CET1) capital requirement, with no impact on UBS’s capital ratios.

Banks that have model-based market risk RWA calculations, such as UBS, are experiencing an increased number of backtesting exceptions driven by the higher volatility in the markets. These exceptions could ultimately result in higher bank-specific minimum capital requirements. FINMA has introduced a temporary exemption, freezing the number of backtesting exceptions from 1 February 2020 until 1 July 2020. As of 31 March 2020, we did not benefit from this measure, as the number of backtesting exceptions we experienced would not have led to an increase in market risk RWA.

In addition, FINMA has permitted banks to temporarily exclude central bank sight deposits from the leverage ratio denominator (LRD) for the purpose of calculating going concern ratios. This exemption applies until 1 July 2020 and may be extended. Applicable dividends or similar distributions approved by shareholders after 25 March 2020 reduce the relief by the LRD equivalent of the capital distribution.

As of 31 March 2020, these exclusions resulted in a temporary reduction of our LRD for going concern requirement purposes of USD 78 billion. Given our existing buffers to capital requirements and the temporary nature of this measure, this had no impact on our capacity to provide funding to our clients or the Swiss economy.

Regulators in key jurisdictions outside of Switzerland have taken measures intended to encourage banks to take an accommodative stance when dealing with customers facing financial stress, and also to support liquidity in markets. These measures include temporary relaxation of capital buffer and Pillar 2 capital requirements, temporary modifications to the LRD and the establishment of special lending or financing facilities.

Furthermore, the Basel Committee on Banking Supervision (the BCBS) has delayed the implementation deadline of Basel III rules by one year, to 1 January 2023. The accompanying transitional arrangement for the output floor has also been extended by one year, to 1 January 2028. These measures had no impact on UBS's capital position.

→   Refer to the “UBS Group AG consolidated” section of this report for more information about the effects of the temporary exemption granted by FINMA in connection with COVID-19

→   Refer to the “UBS AG standalone” section of this report for more information about the effects of the temporary exemption granted by FINMA in connection with COVID-19

→   Refer to the “UBS Switzerland AG standalone” section of this report for more information about the effects of the temporary exemption granted by FINMA in connection with COVID-19

Revised FINMA circular on credit risk

Effective 1 January 2020, we have adopted the standardized approach for counterparty credit risk (SA-CCR). SA-CCR is a comprehensive, non-modeled approach for measuring counterparty credit risk associated with over-the-counter derivatives, exchange-traded derivatives and long settlement transactions that replaces the current exposure method (CEM).

In addition, we have implemented the FINMA revisions to the capital treatment concerning UBS’s exposures to central counterparties, which mainly include a single approach for calculating capital requirements for exposures arising from UBS’s contributions to the mutualized default fund resources of a qualifying central counterparty (a QCCP), and the specific guidance regarding multi-level client structures where UBS clears its trades through intermediaries linked to a central counterparty.

We also adopted the capital requirements for investments in funds in the banking book detailed in FINMA Circular 2017/7 “Credit risk – banks” whereby investments in funds that are held in the banking book are consistently treated with one of the following three approaches, which vary in their degree of risk sensitivity and conservatism: the “look-through approach,” the “mandate-based approach” or the “fallback approach.”

Gone concern capital requirements for UBS AG standalone and UBS Switzerland AG

Effective 1 January 2020, UBS AG standalone is subject to the gone concern capital requirements for Switzerland-based intermediate parent banks of global systemically important banks (G-SIBs) on a standalone basis, as stipulated in the revised Capital Adequacy Ordinance issued in November 2019. We have implemented the necessary disclosure in this report, as agreed with FINMA.

UBS Switzerland AG is subject to a lower gone concern requirement effective 1 January 2020, corresponding to 62% of the Group’s gone concern requirement (before applicable reductions) as outlined in the revised Capital Adequacy Ordinance.

Frequency and comparability of Pillar 3 disclosures

FINMA has specified the reporting frequency for each disclosure, as outlined in the table on pages 7 and 8 of our 31 December 2019 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors.

In line with the FINMA-specified disclosure frequency and requirements for disclosure with regard to comparative periods, we provide quantitative comparative information as of 31 December 2019 for disclosures required on a quarterly basis. Where specifically required by FINMA and/or the BCBS, we disclose comparative information for additional reporting dates.

UBS Group

UBS Group

Section 1  Key metrics

Key metrics of the first quarter of 2020

The KM1 and KM2 tables on the next page are based on Basel Committee on Banking Supervision (BCBS) Basel III rules; however, they do not reflect the effects of the temporary exemption of central bank sight deposits for leverage ratio calculation granted by the Swiss Financial Market Supervisory Authority (FINMA) in connection with COVID-19. The KM2 table includes a reference to the total loss-absorbing capacity (TLAC) term sheet, published by the Financial Stability Board (the FSB). The FSB provides this term sheet at www.fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-sheet.

During the first quarter of 2020, our common equity tier 1 (CET1) capital increased by USD 1.1 billion to USD 36.7 billion, mainly as a result of operating profit before tax and compensation- and own shares-related capital components, partly offset by share repurchases under our share repurchase program, accruals for capital returns to shareholders, defined benefit plans, current tax expense and foreign currency translation effects.

→   Refer to “UBS shares” in the “Capital management” section of our first quarter 2020 report for more information about the share repurchase program

→   Refer to the “Introduction and basis for preparation” section of this report for more information about the COVID-19-related temporary regulatory measures, and to “Effects of the application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section of this report for additional information

Tier 1 capital remained stable at USD 51.9 billion as the aforementioned CET1 increase was mostly offset by a net decrease of USD 1.1 billion in additional tier 1 (AT1) instruments, which was primarily due to the call of a USD 1.25 billion loss-absorbing AT1 instrument denominated in US dollars. The TLAC available as of 31 March 2020 included CET1 capital, additional tier 1 and tier 2 capital instruments eligible under the TLAC framework, and non-regulatory capital elements of TLAC. Under the Swiss systemically relevant bank (SRB) framework, including transitional arrangements, TLAC excludes 45% of the gross unrealized gains on debt instruments measured at fair value through other comprehensive income for accounting purposes, which for regulatory capital purposes is measured at the lower of cost or market value. This amount was negligible as of 31 March 2020, but is included as available TLAC in the KM2 table in this section.

Our available TLAC increased by USD 4.1 billion to USD 93.7 billion, mainly reflecting new issuances of two external TLAC instruments amounting to USD 1.8 billion, an increase in the eligibility of two external TLAC instruments of USD 1.5 billion due to the removal of the 50% haircut in their last year of eligibility under the Swiss SRB framework (as a national discretion item), as well as interest rate risk hedge, foreign currency translation and other effects.

Risk-weighted assets (RWA) increased by USD 27.0 billion to USD 286.3 billion, mainly due to increases in credit risk and market risk RWA from client-driven increases and higher market volatility. The leverage ratio exposure increased by USD 45 billion to USD 956 billion, reflecting increases in on-balance sheet exposures, derivative exposures and securities financing transactions (SFTs).

The liquidity coverage ratio (LCR) increase was primarily driven by higher average high-quality liquid asset (HQLA) balances due to lower funding consumption by the business divisions and higher customer deposit balances in Global Wealth Management. In addition, average net cash outflows decreased, due to a reduction in secured financing transactions and increased average inflows from customer lending, which have been partially offset by increased average outflows from customer deposits.

KM1: Key metrics
USD million, except where indicated
		31.3.20	31.12.19	30.9.19	30.6.19	31.3.19
Available capital (amounts)
1	Common equity tier 1 (CET1)	36,691	35,582	34,673	34,948	34,658
1a	Fully loaded ECL accounting model CET1[1]	36,656	35,538	34,635	34,904	34,613
2	Tier 1	51,916	51,888	50,702	49,993	49,436
2a	Fully loaded ECL accounting model Tier 1[1]	51,882	51,844	50,664	49,949	49,391
3	Total capital	57,784	57,614	56,396	56,345	56,148
3a	Fully loaded ECL accounting model total capital[1]	57,750	57,570	56,358	56,302	56,103
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	286,256	259,208	264,626	262,135	267,556
4a	Minimum capital requirement[2]	22,901	20,737	21,170	20,971	21,404
4b	Total risk-weighted assets (pre-floor)	286,256	259,208	264,626	262,135	267,556
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	12.82	13.73	13.10	13.33	12.95
5a	Fully loaded ECL accounting model Common equity tier 1 ratio (%)[1]	12.81	13.71	13.09	13.32	12.94
6	Tier 1 ratio (%)	18.14	20.02	19.16	19.07	18.48
6a	Fully loaded ECL accounting model Tier 1 ratio (%)[1]	18.12	20.00	19.15	19.05	18.46
7	Total capital ratio (%)	20.19	22.23	21.31	21.49	20.99
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	20.17	22.21	21.30	21.48	20.97
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.08	0.10	0.09	0.10
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.00	0.23	0.21	0.22	0.21
10	Bank G-SIB and/or D-SIB additional requirements (%)	1.00	1.00	1.00	1.00	1.00
11	Total of bank CET1-specific buffer requirements (%)	3.52	3.58	3.60	3.59	3.60
12	CET1 available after meeting the bank’s minimum capital requirements (%)	8.32	9.23	8.60	8.83	8.45
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	955,932	911,325	901,914	911,379	910,993
14	Basel III leverage ratio (%)	5.43	5.69	5.62	5.49	5.43
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.43	5.69	5.62	5.48	5.42
Liquidity coverage ratio[3]
15	Total HQLA	170,630	166,215	167,916	176,173	186,038
16	Total net cash outflow	122,383	124,112	122,025	121,314	121,521
17	LCR (%)	139	134	138	145	153

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Calculated based on quarterly average. Refer to “Liquidity coverage ratio” in section 5 of this report for more information.

KM2: Key metrics – TLAC requirements (at resolution group level)[1]
USD million, except where indicated
		31.3.20	31.12.19	30.9.19	30.6.19	31.3.19
1	Total loss-absorbing capacity (TLAC) available	93,718	89,660	88,197	87,388	87,477
1a	Fully loaded ECL accounting model TLAC available[2]	93,684	89,616	88,159	87,344	87,433
2	Total RWA at the level of the resolution group	286,256	259,208	264,626	262,135	267,556
3	TLAC as a percentage of RWA (%)	32.74	34.59	33.33	33.34	32.69
3a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model RWA (%)[2]	32.73	34.57	33.31	33.32	32.68
4	Leverage ratio exposure measure at the level of the resolution group	955,932	911,325	901,914	911,379	910,993
5	TLAC as a percentage of leverage ratio exposure measure (%)	9.80	9.84	9.78	9.59	9.60
5a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model leverage exposure measure (%)[2]	9.80	9.83	9.77	9.58	9.60
6a	Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6b	Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6c

If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external TLAC if no cap was applied (%)

		N/A – Refer to our response to 6b.

1 Resolution group level is defined as the UBS Group AG consolidated level.    2 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”

UBS Group

Section 2  Risk-weighted assets

Our approach to measuring risk exposure and risk-weighted assets

Depending on the intended purpose, the measurement of risk exposure that we apply may differ. Exposures may be measured for financial accounting purposes under International Financial Reporting Standards (IFRS), for deriving our regulatory capital requirements or for internal risk management and control purposes. Our Pillar 3 disclosures are generally based on measures of risk exposure used to derive the regulatory capital required under Pillar 1. Our risk-weighted assets (RWA) are calculated according to the Basel Committee on Banking Supervision (BCBS) Basel III framework, as implemented by the Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council and by the associated circulars issued by the Swiss Financial Market Supervisory Authority (FINMA).

For information about the measurement of risk exposures and RWA, refer to pages 12–14 of our 31 December 2019 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors.

RWA development in the first quarter of 2020

The OV1 table on the next page provides an overview of our RWA and the related minimum capital requirements by risk type. The FINMA template includes rows that are currently not applicable to UBS and therefore have been left empty.

During the first quarter of 2020, RWA increased by USD 27.0 billion to USD 286.3 billion, mainly reflecting increases in credit risk RWA of USD 9.0 billion, market risk RWA of USD 8.5 billion, counterparty credit risk (CCR) RWA of USD 5.2 billion and credit valuation adjustment RWA of USD 2 billion. Fund investment related RWA for the first quarter of 2020 are newly calculated based on revised capital requirements, reflecting an implementation impact of USD 0.6 billion.

Credit risk RWA under the standardized approach increased by USD 1.8 billion, mainly due to higher exposures in the Investment Bank. Standardized RWAs for counterparty credit risk increased by USD 2.6 billion, mainly in the Investment Bank and in Global Wealth Management, primarily driven by the revised methodology for the calculation of exposure at default on derivatives (SA-CCR) and due to increased trading volumes and market volatility during the period. Other CCR RWA increased by USD 1.2 billion, mainly driven by higher exposures in our agency lending business and margin loans. The increase in credit valuation adjustment RWA of USD 2 billion was primarily due to increased trading volumes and market volatility during the period, as well as the revised methodology for the calculation of exposure at default on derivatives (SA-CCR).

The flow tables for credit risk, counterparty credit risk and market risk RWA in the respective sections of this report provide further details regarding the movements in RWA in the first quarter of 2020. More information about capital management and RWA, including details regarding movements in RWA during the first quarter of 2020, is provided on pages 50–51  in the “Capital management” section of our first quarter 2020 report, available under “Quarterly reporting” at www.ubs.com/investors.

OV1: Overview of RWA
USD million		RWA		Minimum capital requirements[1]
		31.3.20	31.12.19	31.3.20
1	Credit risk (excluding counterparty credit risk)	130,236	121,244	10,419
2	of which: standardized approach (SA)	30,159	28,386	2,413
2a	of which: non-counterparty-related risk	13,061	13,135	1,045
3	of which: foundation internal ratings-based (F-IRB) approach
4	of which: supervisory slotting approach
5	of which: advanced internal ratings-based (A-IRB) approach	100,076	92,858	8,006
6	Counterparty credit risk[2]	41,560	36,354	3,325
7	of which: SA for counterparty credit risk (SA-CCR)[3]	7,254	4,699	580
8	of which: internal model method (IMM)	20,582	20,275	1,647
8a	of which: value-at-risk (VaR)	6,663	5,502	533
9	of which: other CCR	7,061	5,879	565
10	Credit valuation adjustment (CVA)	3,889	1,900	311
11	Equity positions under the simple risk weight approach[4]	3,136	3,261	251
12	Equity investments in funds – look-through approach[5]	671		54
13	Equity investments in funds – mandate-based approach[5]	735		59
14	Equity investments in funds – fallback approach[5]	110		9
15	Settlement risk	1,201	357	96
16	Securitization exposures in banking book	607	633	49
17	of which securitization internal ratings-based approach (SEC-IRBA)
18	of which securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	574	598	46
19	of which securitization standardized approach (SEC-SA)	33	35	3
20	Market Risk	15,096	6,556	1,208
21	of which: standardized approach (SA)	449	419	36
22	of which: internal model approaches (IMM)	14,647	6,137	1,172
23	Capital charge for switch between trading book and banking book[6]
24	Operational risk	77,542	77,542	6,203
25	Amounts below thresholds for deduction (250% risk weight)[7]	11,473	11,361	918
25a	of which: Deferred tax assets	8,705	8,951	696
26	Floor adjustment[8]
27	Total	286,256	259,208	22,901

1 Calculated based on 8% of RWA.    2 Excludes settlement risk, which is separately reported in line 15 “Settlement risk.” Includes RWA with central counterparties. The split between the sub-components of counterparty credit risk refers to the calculation of the exposure measure.    3 Calculated in accordance with the standardized approach for counterparty credit risk (SA-CCR) from 1 January 2020 onward, whereas periods prior to 2020 were calculated in accordance with the current exposure method (CEM).    4 Comparative period prior to 2020 includes investments in funds calculated based on the simple risk-weight approach, whereas from 1 January 2020 onward investments in funds are disclosed in rows 12, 13, and 14 based on the new regulation for investments in funds risk-weighting.    5 First-time disclosure based on the new regulation for investments in funds risk-weighting, which was implemented on 1 January 2020. Prior periods have not been restated for this change.    6 Not applicable until the implementation of the final rules on the minimum capital requirements for market risk (the Fundamental Review of the Trading Book).    7 Includes items subject to threshold deduction treatment that do not exceed their respective threshold and are risk weighted at 250%. Such items subject to threshold deduction treatment are significant investments in common shares of non-consolidated financial institutions (banks, insurance and other financial entities) and deferred tax assets arising from temporary differences.    8 No floor effect, as 80% of our Basel I RWA, including the RWA equivalent of the Basel I capital deductions, do not exceed our Basel III RWA, including the RWA equivalent of the Basel III capital deductions. For the status of the finalization of the Basel III capital framework, refer to the “Regulatory and legal developments” section of our Annual Report 2019, which outlines how the proposed floor calculation would differ in significant aspects from the current approach.

UBS Group

Credit risk RWA development in the first quarter of 2020

Credit risk RWA under the advanced internal ratings-based
(A-IRB) approach increased by USD 7.2 billion to USD 100.1 billion as of 31 March 2020.

The RWA increase from asset size movements of USD 7.5 billion was predominantly due to client-driven increases in loans and unutilized credit facilities, primarily in our Investment Bank.

The CR8 table below provides a breakdown of the credit risk RWA movements in the first quarter of 2020 across movement categories defined by BCBS. These categories are described on page 50 of our 31 December 2019 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors.

CR8: RWA flow statements of credit risk exposures under IRB
USD million		RWA
1	RWA as of 31.12.19	92,858
2	Asset size	7,543
3	Asset quality	(241)
4	Model updates
5	Methodology and policy	60
5a	of which: regulatory add-ons	60
6	Acquisitions and disposals
7	Foreign exchange movements	(144)
8	Other
9	RWA as of 31.3.20	100,076

Counterparty credit risk RWA development in the first quarter of 2020

Counterparty credit risk RWA under the internal model method (IMM) increased by USD 0.3 billion to USD 20.6 billion during the first quarter of 2020, primarily due to increased business activity in equity swaps and foreign currency trades in the Investment Bank’s Global Markets business partially offset by a decrease in RWA of USD 0.4 billion as a result of improved credit quality of counterparties.

Counterparty credit risk RWA under value-at-risk (VaR) increased by USD 1.2 billion to USD 6.7 billion, mainly driven by higher prime brokerage receivables and increased volume of securities financing transactions in the Investment Bank and Group Functions.

CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk (VaR)

		Derivatives	SFTs	Total
USD million		Subject to IMM	Subject to VaR
1	RWA as of 31.12.19	20,275	5,502	25,777
2	Asset size	1,091	1,421	2,511
3	Credit quality of counterparties	(434)	(180)	(614)
4	Model updates	(133)		(133)
5	Methodology and policy
5a	of which: regulatory add-ons
6	Acquisitions and disposals
7	Foreign exchange movements	(217)	(79)	(296)
8	Other
9	RWA as of 31.3.20	20,582	6,663	27,245

Market risk RWA development in the first quarter of 2020

The three main components that contribute to market risk RWA are value-at-risk (VaR), stressed value-at-risk (SVaR) and incremental risk charge (IRC). VaR and SVaR components include the RWA charge for risks-not-in-VaR.

The MR2 table below provides a breakdown of the market risk RWA under an internal models approach movement in the first quarter of 2020 across these components, according to the movement categories defined by the BCBS. These categories are described on page 81 of our 31 December 2019 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors.

Market risk RWA under an internal models approach increased by USD 8.5 billion to USD 14.6 billion in the first quarter of 2020, driven by higher average regulatory VaR and SVaR levels, mainly driven by the Investment Bank’s Global Markets business due to unprecedented and sharp market moves across asset classes. This was partially offset by a decrease related to the ongoing parameter update of the VaR model.

The VaR multiplier remained unchanged, at 3, compared with the fourth quarter of 2019.

MR2: RWA flow statements of market risk exposures under an internal models approach[1]
USD million		VaR	Stressed VaR	IRC	CRM	Other	Total RWA
1	RWA as of 31.12.19	901	4,012	1,224			6,137
1a	Regulatory adjustment	(382)	(2,500)	0			(2,882)
1b	RWA at previous quarter-end (end of day)	519	1,512	1,224			3,255
2	Movement in risk levels	1,410	1,981	(368)			3,023
3	Model updates / changes	866	(723)	98			241
4	Methodology and policy	0	0	0			0
5	Acquisitions and disposals	0	0	0			0
6	Foreign exchange movements	0	0	0			0
7	Other	(256)	(217)	0			(473)
8a	RWA at the end of the reporting period (end of day)	2,539	2,552	954			6,045
8b	Regulatory adjustment	1,247	7,052	304			8,602
8c	RWA as of 31.3.20	3,786	9,604	1,258			14,647
1 Components that describe movements in RWA are presented in italics.

UBS Group

Section 3  Going and gone concern requirements and eligible capital

As of 1 January 2020, we have fully phased in the going and gone concern requirements according to the Swiss Capital Adequacy Ordinance (CAO) that includes the too-big-to-fail provisions applicable to Swiss SRBs, which became effective on 1 July 2016 and were subject to phasing in until 1 January 2020. The table below provides details of the Swiss systemically relevant bank (SRB) going and gone concern capital requirements as required by the Swiss Financial Market Supervisory Authority (FINMA); however, it does not reflect the effects of the temporary exemption of central bank sight deposits for going concern leverage ratio calculation granted by FINMA on 25 March 2020 in connection with COVID-19. The respective effect is presented on the next page. More information about capital management is provided on pages 43–53 in the “Capital management” section of our first quarter 2020 report, available under “Quarterly reporting” at www.ubs.com/investors.

Swiss SRB going and gone concern requirements and information
As of 31.3.20	RWA		LRD[1]
USD million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	13.96[2]	39,949	4.88[2]	46,602
Common equity tier 1 capital	9.66	27,640	3.38	32,263
of which: minimum capital	4.50	12,882	1.50	14,339
of which: buffer capital	5.14	14,714	1.88	17,924
of which: countercyclical buffer[3]	0.02	45
Maximum additional tier 1 capital	4.30	12,309	1.50	14,339
of which: additional tier 1 capital	3.50	10,019	1.50	14,339
of which: additional tier 1 buffer capital	0.80	2,290

Eligible going concern capital
Total going concern capital	18.14	51,916	5.43	51,916
Common equity tier 1 capital	12.82	36,691	3.84	36,691
Total loss-absorbing additional tier 1 capital[4]	5.32	15,225	1.59	15,225
of which: high-trigger loss-absorbing additional tier 1 capital	4.46	12,761	1.33	12,761
of which: low-trigger loss-absorbing additional tier 1 capital	0.86	2,464	0.26	2,464

Required gone concern capital[5]
Total gone concern loss-absorbing capacity	10.44	29,899	3.71	35,476
of which: base requirement	12.86	36,813	4.50	43,017
of which: additional requirement for market share and LRD	1.08	3,092	0.38	3,585
of which: applicable reduction on requirements	(3.50)	(10,005)	(1.16)	(11,126)
of which: rebate granted (equivalent to 42.5% of maximum rebate)	(2.27)	(6,497)	(0.80)	(7,618)
of which: reduction for usage of low-trigger tier 2 capital instruments	(1.23)	(3,508)	(0.37)	(3,508)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	14.57	41,704	4.36	41,704
Total tier 2 capital	2.64	7,551	0.79	7,551
of which: low-trigger loss-absorbing tier 2 capital	2.45	7,017	0.73	7,017
of which: non-Basel III-compliant tier 2 capital	0.19	534	0.06	534
TLAC-eligible senior unsecured debt	11.93	34,153	3.57	34,153

Total loss-absorbing capacity
Required total loss-absorbing capacity	24.40	69,848	8.59	82,077
Eligible total loss-absorbing capacity	32.71	93,620	9.79	93,620

1 LRD-based requirements presented in this table exclude the effects of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report for more information.    2 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    3 Reflects the countercyclical buffer (CCyB) requirement for Hong Kong and Luxembourg. The CCyBs of Switzerland and other countries have been deactivated or reduced in the first quarter of 2020, resulting in a temporary reduction of the capital requirement by 29 basis points compared with 31 December 2019.    4 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the Swiss SRB framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    5 From 1 January 2020 onward, a maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years.

Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits

In line with the FINMA exemption rules that apply until 1 July 2020 and may be extended, the eligible leverage ratio denominator (LRD) relief applicable to UBS is reduced by the going concern LRD equivalent of the capital distribution that UBS plans to make after 25 March 2020. The table below summarizes the effects on our Swiss SRB going concern capital requirements and information. The FINMA exemption rules have no effect on our Swiss SRB gone concern capital requirements and ratios.

Outside of this section of this report, for simplicity and due to the short-term nature of the FINMA exemption, we have chosen to present LRD excluding the temporary FINMA exemption.

The LRD after the aforementioned temporary FINMA exemption under BCBS rules is identical to the Swiss SRB number presented in the table below. The BCBS Basel III leverage ratio was 5.92% after considering the temporary FINMA exemption.

Swiss SRB going concern requirements and information including temporary FINMA exemption
As of 31.3.20	LRD
USD million, except where indicated	in %

Leverage ratio denominator before temporary exemption		955,932
Effective relief		(78,469)
of which: central bank sight deposits eligible for relief		(132,377)
of which: reduction of relief due to planned dividend distribution[1]		53,908
Leverage ratio denominator after temporary exemption		877,463

Required going concern capital
Total going concern capital	4.88	42,776
Common equity tier 1 capital	3.38	29,614

Eligible going concern capital
Total going concern capital	5.92	51,916
Common equity tier 1 capital	4.18	36,691

1 Represents the leverage ratio denominator equivalent to a 4.875% going concern leverage ratio requirement applied to the planned 2019 dividend of USD 2,628 million, which includes the proposed first installment of the 2019 dividend (USD 0.365 per share, to be paid on 7 May 2020, subject to shareholder approval) and the special dividend of USD 0.365 per share (planned to be paid after EGM to be held on 19 November 2020).

UBS Group

Section 4  Leverage ratio

Basel III leverage ratio

The Basel Committee on Banking Supervision (BCBS) leverage ratio is calculated by dividing the period-end tier 1 capital by the period-end leverage ratio denominator (LRD), as summarized in the table below. The LRD presented below does not reflect the effects of the temporary exemption related to the central bank sight deposit exclusion for leverage ratio calculation granted by the Swiss Financial Market Supervisory Authority (FINMA) on 25 March 2020 in connection with COVID-19. The effects of the temporary exemption granted by FINMA in connection with COVID-19 are presented in the “Going and gone concern requirements and eligible capital“ section of this report.

→   Refer to the “Introduction and basis for preparation” section of this report for more information about the COVID-19-related temporary regulatory measures

BCBS Basel III leverage ratio
USD million, except where indicated	31.3.20	31.12.19	30.9.19	30.6.19	31.3.19
Total tier 1 capital	51,916	51,888	50,702	49,993	49,436
BCBS total exposures (leverage ratio denominator)	955,932	911,325	901,914	911,379	910,993
BCBS Basel III leverage ratio (%)	5.4	5.7	5.6	5.5	5.4

The LRD consists of IFRS on-balance sheet assets and off-balance sheet items. Derivative exposures are adjusted for a number of items, including replacement value and eligible cash variation margin netting, the current exposure method add-on and net notional amounts for written credit derivatives. The LRD also includes an additional charge for counterparty credit risk related to securities financing transactions (SFTs).

The table on the next page shows the difference between total IFRS assets per IFRS consolidation scope and the BCBS total on-balance sheet exposures. Those exposures are the starting point for calculating the BCBS LRD, as shown in the LR2 table in this section. The difference is due to the application of the regulatory scope of consolidation for the purpose of the BCBS calculation. In addition, carrying amounts for derivative financial instruments and SFTs are deducted from IFRS total assets. They are measured differently under BCBS leverage ratio rules and are therefore added back in separate exposure line items in the LR2 table.

Difference between the Swiss SRB and BCBS leverage ratio

The LRD is the same under Swiss systemically relevant bank (SRB) and BCBS rules. However, there is a difference in the capital numerator between the two frameworks. Under BCBS rules only common equity tier 1 and additional tier 1 capital are included in the numerator. Under Swiss SRB rules we are required to meet going as well as gone concern leverage ratio requirements. Therefore, depending on the requirement, the numerator includes tier 1 capital instruments, tier 2 capital instruments and/or total loss-absorbing capacity (TLAC)-eligible senior unsecured debt.

The tables presented below and on the next page do not reflect the effects of the temporary exemption related to the central bank sight deposit exclusion for the leverage ratio calculation granted by FINMA on 25 March 2020 in connection with COVID-19. The effects of the temporary exemption granted by FINMA in connection with COVID-19 are presented in the “Going and gone concern requirements and eligible capital“ section of this report.

→   Refer to the “Introduction and basis for preparation” section of this report for more information about the COVID-19-related temporary regulatory measures

Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
USD million	31.3.20	31.12.19
On-balance sheet exposures
IFRS total assets	1,098,099	972,183
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	(23,285)	(28,281)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory purposes
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
Less carrying amount of derivative financial instruments in IFRS total assets[1]	(252,537)	(145,141)
Less carrying amount of securities financing transactions in IFRS total assets[2]	(117,778)	(108,471)
Adjustments to accounting values
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral	704,500	690,291
Asset amounts deducted in determining BCBS Basel III tier 1 capital	(13,084)	(13,284)
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)	691,415	677,007

1 Consists of derivative financial instruments and cash collateral receivables on derivative instruments in accordance with the regulatory scope of consolidation.    2 Consists of receivables from securities financing transactions, margin loans, prime brokerage receivables and financial assets at fair value not held for trading related to securities financing transactions in accordance with the regulatory scope of consolidation.

LR1: BCBS Basel III leverage ratio summary comparison
USD million		31.3.20	31.12.19
1	Total consolidated assets as per published financial statements	1,098,099	972,183
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation[1]	(36,370)	(41,565)
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
4	Adjustments for derivative financial instruments	(145,801)	(56,179)
5	Adjustment for securities financing transactions (i.e., repos and similar secured lending)	10,118	8,984
6	Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	29,885	27,902
7	Other adjustments
8	Leverage ratio exposure (leverage ratio denominator)	955,932	911,325
1 Includes assets that are deducted from tier 1 capital.

UBS Group

During the first quarter of 2020, LRD increased by USD 45 billion to USD 956 billion. On-balance sheet exposures (excluding derivatives and SFTs) increased by USD 14 billion, mainly driven by higher cash and balances with central banks and an increase in lending, partly offset by reductions in trading assets. Derivative exposures increased by USD 18 billion, reflecting market-driven movements on equity and foreign exchange contracts as well as higher collateral placed with counterparties and exchanges. SFTs increased by USD 10 billion as a result of an increase in borrowing activities, collateral sourcing and cash reinvestment.

→   Refer to the “Introduction and basis for preparation” section of this report for more information about the COVID-19-related temporary regulatory measures, and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section of this report for additional information

LR2: BCBS Basel III leverage ratio common disclosure
USD million, except where indicated		31.3.20	31.12.19

	On-balance sheet exposures
1	On-balance sheet items excluding derivatives and SFTs, but including collateral	704,500	690,291
2	(Asset amounts deducted in determining Basel III tier 1 capital)	(13,084)	(13,284)
3	Total on-balance sheet exposures (excluding derivatives and SFTs)	691,415	677,007

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)	65,769	38,253
5	Add-on amounts for PFE associated with all derivatives transactions	77,082	81,484
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(20,839)	(14,700)
8	(Exempted CCP leg of client-cleared trade exposures)	(16,227)	(18,401)
9	Adjusted effective notional amount of all written credit derivatives[1]	75,646	66,707
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)[2]	(74,695)	(64,382)
11	Total derivative exposures	106,736	88,961

	Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	228,572	200,010
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(110,794)	(91,539)
14	CCR exposure for SFT assets	10,118	8,984
15	Agent transaction exposures
16	Total securities financing transaction exposures	127,896	117,455

	Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	90,163	86,627
18	(Adjustments for conversion to credit equivalent amounts)	(60,277)	(58,725)
19	Total off-balance sheet items	29,885	27,902
	Total exposures (leverage ratio denominator)	955,932	911,325

	Capital and total exposures (leverage ratio denominator)
20	Tier 1 capital	51,916	51,888
21	Total exposures (leverage ratio denominator)	955,932	911,325

	Leverage ratio
22	Basel III leverage ratio (%)	5.4	5.7

1 Includes protection sold, including agency transactions.    2 Protection sold can be offset with protection bought on the same underlying reference entity, provided that the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.

Section 5  Liquidity coverage ratio

Liquidity coverage ratio

We monitor the liquidity coverage ratio (LCR) in all significant currencies in order to manage any currency mismatch between high-quality liquid assets (HQLA) and the net expected cash outflows in times of stress.

Pillar 3 disclosure requirement	Quarterly Report 2020 section	Disclosure		First quarter 2020 report

Concentration of funding sources	Treasury management	–	Liabilities by product and currency	42
Currency mismatch in the LCR	Treasury management	–	Liquidity coverage ratio	39

High-quality liquid assets

HQLA must be easily and immediately convertible into cash at little or no loss of value, especially during a period of stress. HQLA are assets that are of low risk and are unencumbered. Other characteristics of HQLA are ease and certainty of valuation, low correlation with risky assets, listing of the assets on a developed and recognized exchange, existence of an active and sizeable market for the assets, and low volatility. Our HQLA predominantly consist of assets that qualify as Level 1 in the liquidity coverage ratio (LCR) framework, including cash, central bank reserves and government bonds.

High-quality liquid assets
	Average 1Q20[1]			Average 4Q19[1]
USD billion	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]
Cash balances[3]	106		106	100		100
Securities (on- and off-balance sheet)	48	17	65	52	14	66
Total high-quality liquid assets[4]	154	17	171	152	14	166

1 Calculated based on an average of 63 data points in the first quarter of 2020 and 64 data points in the fourth quarter of 2019.    2 Calculated after the application of haircuts and, where applicable, caps on Level 2 assets.    3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.

UBS Group

Liquidity coverage ratio

In the first quarter of 2020, the UBS Group LCR increased 5 percentage points to 139%, remaining above the 110% Group LCR requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA). The LCR increase was primarily driven by higher average HQLA balances due to lower funding consumption by the business divisions and higher customer deposit balances in Global Wealth Management. In addition, average net cash outflows decreased due to reduced secured financing transactions and higher average inflows from customer lending, which were partially offset by higher average outflows from customer deposits.

LIQ1: Liquidity coverage ratio
		Average 1Q20[1]		Average 4Q19[1]
USD billion, except where indicated		Unweighted value	Weighted value[2]	Unweighted value	Weighted value[2]

High-quality liquid assets
1	High-quality liquid assets	176	171	169	166

Cash outflows
2	Retail deposits and deposits from small business customers	254	29	243	28
3	of which: stable deposits	33	1	32	1
4	of which: less stable deposits	220	28	211	27
5	Unsecured wholesale funding	199	110	190	106
6	of which: operational deposits (all counterparties)	44	11	41	10
7	of which: non-operational deposits (all counterparties)	144	89	136	83
8	of which: unsecured debt	11	11	13	13
9	Secured wholesale funding		71		74
10	Additional requirements:	74	23	63	22
11	of which: outflows related to derivatives and other transactions	41	16	32	14
12	of which: outflows related to loss of funding on debt products[3]	0	0	1	1
13	of which: committed credit and liquidity facilities	32	7	31	7
14	Other contractual funding obligations	13	11	14	12
15	Other contingent funding obligations	229	6	238	6
16	Total cash outflows		250		248

Cash inflows
17	Secured lending	303	81	307	81
18	Inflows from fully performing exposures	70	31	65	29
19	Other cash inflows	15	15	13	13
20	Total cash inflows	388	127	385	123

			Average 1Q20[1]		Average 4Q19[1]
USD billion, except where indicated			Total adjusted value[4]		Total adjusted value[4]

Liquidity coverage ratio
21	High-quality liquid assets		171		166
22	Net cash outflows		122		124
23	Liquidity coverage ratio (%)		139		134

1 Calculated based on an average of 63 data points in the first quarter of 2020 and 64 data points in the fourth quarter of 2019.    2 Calculated after the application of haircuts and inflow and outflow rates.    3 Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.    4 Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on Level 2 assets and cash inflows.

Significant regulated subsidiaries and sub-groups

Significant regulated subsidiaries and sub-groups

Section 1  Introduction

The sections below include capital and other regulatory information as of 31 March 2020 for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated.

Capital information in this section is based on Pillar 1 requirements. Entities may be subject to significant additional Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.

Section 2  UBS AG standalone

Key metrics of the first quarter of 2020

The table below is based on Basel Committee on Banking Supervision (BCBS) Basel III rules. The temporary exemption of central bank sight deposits for leverage ratio calculation granted by the Swiss Financial Market Supervisory Authority (FINMA) in connection with COVID-19 had no net effect on UBS AG as of 31 March 2020.

During the first quarter of 2020, common equity tier 1 (CET1) capital decreased by USD 0.5 billion to USD 49.0 billion, mainly due to accruals for capital returns to UBS Group AG. Risk-weighted assets (RWA) increased by USD 29.6 billion to USD 317.6 billion during the first quarter of 2020, primarily driven by increases in credit and counterparty credit risk RWA, including the gradual increase of risk weights for investments in the Swiss and foreign-domiciled subsidiaries according to FINMA decree, and market risk RWA. Leverage ratio exposure decreased by USD 14 billion to USD 575 billion, mainly due to a decrease in on-balance sheet exposures (excluding derivative exposures and securities financing transactions (SFTs)) and partly offset by increases in derivatives, SFTs and off-balance sheet items.

High-quality liquid assets (HQLA) decreased by USD 5.8 billion, driven by lower average secured financing transactions and average reductions in the trading portfolio. Net cash outflows decreased by USD 5.6 billion, due to lower average outflows from intercompany transactions, reduced average secured financing transactions and lower maturing debt instruments, as well as greater inflows from customer lending, which has been partially offset by an increase in average customer deposit balances in Global Wealth Management.

→   Refer to the “Introduction and basis for preparation” section of this report for more information about the COVID-19-related temporary regulatory measures

KM1: Key metrics
USD million, except where indicated
		31.3.20	31.12.19	30.9.19	30.6.19	31.3.19
Available capital (amounts)
1	Common equity tier 1 (CET1)	48,998	49,521	50,458	51,261	49,024
1a	Fully loaded ECL accounting model CET1[1]	48,994	49,518	50,456	51,258	49,021
2	Tier 1	62,382	63,893	64,545	64,315	61,839
2a	Fully loaded ECL accounting model tier 1[1]	62,379	63,891	64,543	64,312	61,836
3	Total capital	68,130	69,576	70,194	70,612	68,542
3a	Fully loaded ECL accounting model total capital[1]	68,127	69,574	70,191	70,609	68,539
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	317,621	287,999	297,200	294,348	300,734
4a	Minimum capital requirement[2]	25,410	23,040	23,776	23,548	24,059
4b	Total risk-weighted assets (pre-floor)	317,621	287,999	297,200	294,348	300,734
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	15.43	17.19	16.98	17.41	16.30
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	15.43	17.19	16.98	17.41	16.30
6	Tier 1 ratio (%)	19.64	22.19	21.72	21.85	20.56
6a	Fully loaded ECL accounting model tier 1 ratio (%)[1]	19.64	22.18	21.72	21.85	20.56
7	Total capital ratio (%)	21.45	24.16	23.62	23.99	22.79
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	21.45	24.16	23.62	23.99	22.79
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.01	0.07	0.08	0.08	0.09
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.00	0.00	0.00	0.00	0.00
10	Bank G-SIB and/or D-SIB additional requirements (%)[3]
11	Total of bank CET1-specific buffer requirements (%)	2.51	2.57	2.58	2.58	2.59
12	CET1 available after meeting the bank’s minimum capital requirements (%)	10.93	12.69	12.48	12.91	11.80
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	574,692	589,127	609,656	618,704	617,329
14	Basel III leverage ratio (%)	10.85	10.85	10.59	10.40	10.02
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	10.85	10.84	10.59	10.39	10.02
Liquidity coverage ratio[4]
15	Total HQLA	67,963	73,805	76,330	82,201	86,690
16	Total net cash outflow	48,320	53,960	55,607	56,626	51,434
17	LCR (%)	141	137	137	145	169

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Swiss SRB going concern requirements and information for UBS AG standalone is provided on the following pages in this section.    4 Calculated based on quarterly average. Refer to “Liquidity coverage ratio” in this section for more information.

Significant regulated subsidiaries and sub-groups

Swiss SRB going and gone concern requirements and information

From 1 January 2020, UBS AG standalone is subject to a gone concern capital requirement based on the sum of (i) its third-party exposure on a standalone basis, (ii) a buffer requirement equal to 30% of the Group’s gone concern capital requirement on UBS AG’s consolidated exposure, and (iii) the nominal value of the gone concern instruments issued by UBS entities and held by the parent bank. A transitional period until 2024 has been granted for the buffer requirement. ”Gone concern capital coverage ratio” represents how much gone concern capital is available to meet the gone concern requirement.

More information about the going concern requirements and information is provided on page 115 of our 31 December 2019 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors.

In connection with COVID-19, FINMA has permitted banks to temporarily exclude central bank sight deposits from the leverage ratio denominator (LRD) for the purpose of calculating going concern ratios. This exemption applies until 1 July 2020 and may be extended. Applicable dividends or similar distributions approved by shareholders after 25 March 2020 reduce the relief by the LRD equivalent of the capital distribution. This exemption had no net effect on UBS AG standalone as of 31 March 2020.

→   Refer to “Introduction and basis for preparation” of this report for more information about the COVID-19-related temporary regulatory measures

The table below provides details of the Swiss systematically relevant bank (SRB) RWA- and leverage ratio denominator (LRD)-based going and gone concern requirements and information as required by FINMA; details on eligible gone concern instruments are provided on the next page.

Swiss SRB going and gone concern requirements and information
As of 31.3.20	RWA, phase-in		RWA, fully applied as of 1.1.28		LRD[1]
USD million, except where indicated	in %		in%		in %
Required going concern capital
Total going concern capital	13.95	44,317	13.95	55,029	4.88	28,016
Common equity tier 1 capital	9.65	30,660	9.65	38,071	3.38	19,396
of which: minimum capital	4.50	14,293	4.50	17,748	1.50	8,620
of which: buffer capital	5.14	16,326	5.14	20,272	1.88	10,775
of which: countercyclical buffer[2]	0.01	41	0.01	51
Maximum additional tier 1 capital	4.30	13,658	4.30	16,959	1.50	8,620
of which: additional tier 1 capital	3.50	11,117	3.50	13,804	1.50	8,620
of which: additional tier 1 buffer capital	0.80	2,541	0.80	3,155

Eligible going concern capital
Total going concern capital	18.86	59,919	15.19	59,919	10.43	59,919
Common equity tier 1 capital	15.43	48,998	12.42	48,998	8.53	48,998
Total loss-absorbing additional tier 1 capital	3.44	10,921	2.77	10,921	1.90	10,921
of which: high-trigger loss-absorbing additional tier 1 capital	3.44	10,921	2.77	10,921	1.90	10,921

Required gone concern capital[3]	Higher of RWA- or LRD-based
Total gone concern loss-absorbing requirement		30,922

Eligible gone concern capital
Total gone concern loss-absorbing capacity		44,137
Gone concern coverage capital ratio	142.74

1 LRD-based requirements presented in this table do not reflect the effects of temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report for more information.    2 Reflects the countercyclical buffer (CCyB) requirement for Hong Kong and Luxembourg. The CCyBs of Switzerland and other countries have been deactivated or reduced in the first quarter of 2020, resulting in a temporary reduction of the capital requirement by 6 basis points compared with 31 December 2019.    3 From 1 January 2020 onward, a maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years.

Swiss SRB going and gone concern information

USD million, except where indicated	31.3.20	31.12.19

Eligible going concern capital
Total going concern capital	59,919	61,479
Total tier 1 capital	59,919	61,479
Common equity tier 1 capital	48,998	49,521
Total loss-absorbing additional tier 1 capital	10,921	11,958
of which: high-trigger loss-absorbing additional tier 1 capital	10,921	11,958

Eligible gone concern capital
Total gone concern loss-absorbing capacity	44,137
Total tier 1 capital	2,463
of which: low-trigger loss-absorbing additional tier 1 capital	2,463
Total tier 2 capital	7,521
of which: low-trigger loss-absorbing tier 2 capital	6,995
of which: non-Basel III-compliant tier 2 capital	526
TLAC-eligible senior unsecured debt	34,153

Total loss-absorbing capacity
Total loss-absorbing capacity	104,056	61,479

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets, phase-in	317,621	287,999
of which: direct and indirect investments in Swiss-domiciled subsidiaries[1]	34,211	34,418
of which: direct and indirect investments in foreign-domiciled subsidiaries[1]	105,384	96,307
Risk-weighted assets, fully applied as of 1.1.28	394,393	374,351
of which: direct and indirect investments in Swiss-domiciled subsidiaries[1]	40,727	41,973
of which: direct and indirect investments in foreign-domiciled subsidiaries[1]	175,639	175,104
Leverage ratio denominator[2]	574,692	589,127

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in3	18.9	23.1
of which: common equity tier 1 capital ratio, phase-in	15.4	17.2
Going concern capital ratio, fully applied as of 1.1.28	15.2	16.4
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28	12.4	13.2

Leverage ratios (%)[2]
Going concern leverage ratio, phase-in3		11.3
Going concern leverage ratio, fully applied as of 1.1.20	10.4	10.4
of which: common equity tier 1 leverage ratio, fully applied as of 1.1.20	8.5	8.4

Gone concern capital coverage ratio (%)
Gone concern capital coverage ratio	142.7

1 Carrying amount for direct and indirect investments including holding of regulatory capital instruments in Swiss-domiciled subsidiaries (31 March 2020: USD 16,291 million; 31 December 2019: USD 16,789 million), and for direct and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries (31 March 2020: USD 43,910 million; 31 December 2019: USD 43,776 million), is risk weighted at 210% and 240%, respectively, for the current year (31 December 2019: 205% and 220%, respectively). Risk weights will gradually increase 5 percentage points per year for Swiss-domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively, are applied.    2 Leverage ratio denominator (LRD) and leverage ratios for 31 March 2020 do not reflect the effects of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report for more information. The effects of temporary exemption granted by FINMA in connection with COVID-19 are presented on the previous page in this section.    3 As of 31 December 2019, Tier 2 capital of USD 5,153 million was eligible as going concern capital due to the transitional arrangements. The going concern phase-in capital ratios and leverage ratios presented for 2019 include this component.

Significant regulated subsidiaries and sub-groups

Leverage ratio information

Due to the adjustment for planned dividends, the temporary exemption of central bank sight deposits for leverage ratio calculation granted by FINMA on 25 March 2020 in connection with COVID-19 had no effect on UBS AG standalone as of 31 March 2020.

→   Refer to “Introduction and basis for preparation” of this report for more information about the COVID-19-related temporary regulatory measures

Swiss SRB leverage ratio denominator
USD billion	31.3.20	31.12.19

Leverage ratio denominator
Swiss GAAP total assets	487.5	478.9
Difference between Swiss GAAP and IFRS total assets	200.3	122.3
Less: derivative exposures and SFTs[1]	(322.7)	(220.4)
Less: funding provided to significant regulated subsidiaries eligible as gone concern capital	(18.5)
On-balance sheet exposures (excluding derivative exposures and SFTs)	346.7	380.8
Derivative exposures	108.2	94.8
Securities financing transactions	96.3	92.6
Off-balance sheet items	24.3	21.7
Items deducted from Swiss SRB tier 1 capital	(0.8)	(0.8)
Total exposures (leverage ratio denominator)	574.7	589.1

1 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

BCBS Basel III leverage ratio
USD million, except where indicated	31.3.20	31.12.19	30.9.19	30.6.19	31.3.19
Total tier 1 capital	62,382	63,893	64,545	64,315	61,839
Total exposures (leverage ratio denominator)	574,692	589,127	609,656	618,704	617,329
BCBS Basel III leverage ratio (%)	10.9	10.8	10.6	10.4	10.0

Liquidity coverage ratio

UBS AG is required to maintain a liquidity coverage ratio (LCR) of 105% as communicated by FINMA.

Liquidity coverage ratio
	Weighted value[1]
USD billion, except where indicated	Average 1Q20[2]	Average 4Q19[2]
High-quality liquid assets	68	74
Total net cash outflows	48	54
of which: cash outflows	160	160
of which: cash inflows	112	106
Liquidity coverage ratio (%)	141	137

1 Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on Level 2 assets and cash inflows.    2 Calculated based on an average of 63 data points in the first quarter of 2020 and 64 data points in the fourth quarter of 2019.

Section 3  UBS Switzerland AG standalone

Key metrics of the first quarter of 2020

The table below is based on Basel Committee on Banking Supervision (BCBS) Basel III rules; however, it does not reflect the effects of the temporary exemption of central bank sight deposits for leverage ratio calculation granted by the Swiss Financial Market Supervisory Authority (FINMA) in connection with COVID-19.

During the first quarter of 2020, common equity tier 1 (CET1) capital increased by CHF 0.5 billion to CHF 11.4 billion, mainly as a result of operating profit. Risk-weighted assets (RWA) increased by CHF 4.8 billion to CHF 104.5 billion, primarily due to the implementation of the Basel III RWA floor as agreed with FINMA. Leverage ratio exposure increased by CHF 15 billion to CHF 317 billion, mainly driven by an increase in on-balance sheet exposures (excluding derivatives and securities financing transactions (SFTs)) and derivatives, partly offset by a decrease in SFTs.

High-quality liquid assets (HQLA) increased by CHF 7.5 billion as a result of higher average cash balances, reflecting a wind-down of secured financing transactions and higher average customer deposit balances in Global Wealth Management. Net cash outflows increased by CHF 1.5 billion, reflecting lower average inflows from intercompany transactions and increased average outflows from customer deposit balances in Global Wealth Management.

→   Refer to the following pages for more information about the effects of the temporary exemption granted by FINMA in connection with COVID-19 on UBS Switzerland AG standalone

KM1: Key metrics
CHF million, except where indicated
		31.3.20	31.12.19	30.9.19	30.6.19	31.3.19
Available capital (amounts)
1	Common equity tier 1 (CET1)	11,427	10,895	10,875	10,654	10,463
1a	Fully loaded ECL accounting model CET1[1]	11,422	10,890	10,871	10,649	10,457
2	Tier 1	16,137	15,606	15,124	14,894	14,712
2a	Fully loaded ECL accounting model tier 1[1]	16,132	15,601	15,120	14,889	14,706
3	Total capital	16,137	15,606	15,124	14,894	14,712
3a	Fully loaded ECL accounting model total capital[1]	16,132	15,601	15,120	14,889	14,706
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	104,489	99,667	97,927	96,640	96,067
4a	Minimum capital requirement[2]	8,359	7,973	7,834	7,731	7,685
4b	Total risk-weighted assets (pre-floor)	92,981	89,234	90,338	91,013	90,068
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	10.94	10.93	11.10	11.02	10.89
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	10.93	10.93	11.10	11.02	10.89
6	Tier 1 ratio (%)	15.44	15.66	15.44	15.41	15.31
6a	Fully loaded ECL accounting model tier 1 ratio (%)[1]	15.44	15.65	15.44	15.41	15.31
7	Total capital ratio (%)	15.44	15.66	15.44	15.41	15.31
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	15.44	15.65	15.44	15.41	15.31
Additional CET1 buffer requirements as a percentage of RWA[3]
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.01	0.01	0.01	0.01	0.01
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.00	0.57	0.57	0.57	0.58
10	Bank G-SIB and/or D-SIB additional requirements (%)[4]
11	Total of bank CET1-specific buffer requirements (%)	2.51	2.51	2.51	2.51	2.51
12	CET1 available after meeting the bank’s minimum capital requirements (%)	6.44	6.43	6.60	6.52	6.39
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	317,071	302,304	309,750	311,212	310,545
14	Basel III leverage ratio (%)	5.09	5.16	4.88	4.79	4.74
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.09	5.16	4.88	4.78	4.74
Liquidity coverage ratio[5]
15	Total HQLA	74,602	67,105	64,835	67,160	71,392
16	Total net cash outflow	53,059	51,561	49,242	48,761	51,945
17	LCR (%)	141	130	132	138	137

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 As Annex 8 of the Swiss Capital Adequacy Ordinance (the CAO) does not apply to systemically relevant banks, we can abstain from disclosing the information required in lines 12a–12e. We nevertheless provide information about the Swiss sector-specific countercyclical buffer in row 9a pursuant to Art. 44 of the CAO.    4 Swiss SRB going and gone concern requirements and information for UBS Switzerland AG are provided on the next page.    5 Calculated based on quarterly average. Refer to “Liquidity coverage ratio” in this section for more information.

Significant regulated subsidiaries and sub-groups

Swiss SRB going and gone concern requirements and information

UBS Switzerland AG is considered a systemically relevant bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of 31 March 2020, the going concern capital requirement for UBS Switzerland AG standalone was 13.95%, including a countercyclical buffer of 0.01%, whereas the going concern leverage ratio requirement was 4.875%. The gone concern requirements under transitional arrangements were 8.64% for the RWA-based requirement and 3.02% for the leverage ratio denominator (LRD)-based requirement.

The Swiss SRB framework and requirements applicable to UBS Switzerland AG standalone are similar to those applicable to UBS Group AG consolidated, with the exception of a lower gone concern requirement effective from 1 January 2020, corresponding to 62% of the Group’s gone concern requirement (before applicable reductions).

In connection with COVID-19, FINMA has permitted banks to temporarily exclude central bank sight deposits from the LRD for the purpose of calculating going concern ratios. This exemption applies until 1 July 2020 and may be extended. Applicable dividends or similar distributions approved by shareholders after 25 March 2020 reduce the relief by the LRD equivalent of the capital distribution, except where dividends are paid to a regulated Swiss parent company or to an unregulated Swiss parent company which in turn pays no dividend. The effect of this exemption is that UBS Switzerland AG is eligible to reduce its LRD by USD 68 billion to USD 249 billion as of 31 March 2020.

Swiss SRB going and gone concern requirements and information

As of 31.3.20	RWA		LRD[1]
CHF million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	13.95[2]	14,576	4.88	15,457
Common equity tier 1 capital	9.65	10,083	3.38	10,701
of which: minimum capital	4.50	4,702	1.50	4,756
of which: buffer capital	5.14	5,371	1.88	5,945
of which: countercyclical buffer[3]	0.01	11
Maximum additional tier 1 capital	4.30	4,493	1.50	4,756
of which: additional tier 1 capital	3.50	3,657	1.50	4,756
of which: additional tier 1 buffer capital	0.80	836

Eligible going concern capital
Total going concern capital	15.44	16,137	5.09	16,137
Common equity tier 1 capital	10.94	11,427	3.60	11,427
Total loss-absorbing additional tier 1 capital	4.51	4,710	1.49	4,710
of which: high-trigger loss-absorbing additional tier 1 capital	4.51	4,710	1.49	4,710

Required gone concern capital[4]
Total gone concern loss-absorbing capacity	8.64	9,031	3.02	9,583
of which: base requirement	7.97	8,331	2.79	8,846
of which: additional requirement for market share and LRD	0.67	700	0.23	737

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10.44	10,910	3.44	10,910
TLAC-eligible senior unsecured debt	10.44	10,910	3.44	10,910

Total loss-absorbing capacity
Required total loss-absorbing capacity	22.59	23,607	7.90	25,041
Eligible total loss-absorbing capacity	25.88	27,047	8.53	27,047

1 LRD-based requirements presented in this table do not reflect the effects of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report for more information. The effects of temporary exemption granted by FINMA in connection with COVID-19 are presented on the next page.    2 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    3 Reflects the countercyclical buffer (CCyB) requirement for Hong Kong and Luxembourg. The CCyBs of Switzerland and other countries have been deactivated or reduced in the first quarter of 2020, resulting in a temporary reduction of the capital requirement by 57 basis points compared with 31 December 2019.    4 From 1 January 2020 onward, a maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years.

Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits

The table below summarizes the effects on our Swiss SRB going concern capital requirements and information. The FINMA exemption rules have no effect on our Swiss SRB gone concern capital requirements and ratios.

The LRD is the same under Swiss SRB and BCBS rules, therefore the LRD after the aforementioned temporary FINMA exemption under BCBS rules is identical to the Swiss SRB number presented in the table below. The BCBS Basel III leverage ratio was 6.48% after considering the temporary FINMA exemption.

Swiss SRB going concern requirements and information including temporary FINMA exemption
As of 31.3.20	LRD
CHF million, except where indicated	in %

Leverage ratio denominator before temporary exemption		317,071
Effective relief		(67,895)
of which: central bank sight deposits eligible for relief		(67,895)
Leverage ratio denominator after temporary exemption		249,175

Required going concern capital
Total going concern capital	4.88	12,147
Common equity tier 1 capital	3.38	8,410

Eligible going concern capital
Total going concern capital	6.48	16,137
Common equity tier 1 capital	4.59	11,427

Swiss SRB loss-absorbing capacity

Swiss SRB going and gone concern information
CHF million, except where indicated	31.3.20	31.12.19

Eligible going concern capital
Total going concern capital	16,137	15,606
Total tier 1 capital	16,137	15,606
Common equity tier 1 capital	11,427	10,895
Total loss-absorbing additional tier 1 capital	4,710	4,711
of which: high-trigger loss-absorbing additional tier 1 capital	4,710	4,711

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10,910	10,915
TLAC-eligible senior unsecured debt	10,910	10,915

Total loss-absorbing capacity
Total loss-absorbing capacity	27,047	26,521

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	104,489	99,667
Leverage ratio denominator[1]	317,071	302,304

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	15.4	15.7
of which: common equity tier 1 capital ratio	10.9	10.9
Gone concern loss-absorbing capacity ratio	10.4	11.0
Total loss-absorbing capacity ratio	25.9	26.6

Leverage ratios (%)[1]
Going concern leverage ratio	5.1	5.2
of which: common equity tier 1 leverage ratio	3.6	3.6
Gone concern leverage ratio	3.4	3.6
Total loss-absorbing capacity leverage ratio	8.5	8.8

1 Leverage ratio denominator (LRD) and leverage ratios for 31 March 2020 do not reflect the effects of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report for more information. The effects of the temporary exemption granted by FINMA in connection with COVID-19 are presented in the preceding table on this page.

Significant regulated subsidiaries and sub-groups

Leverage ratio information

The tables in this section do not reflect the effects of the temporary exemption of central bank sight deposits granted by FINMA in connection with COVID-19.

→   Refer to the previous pages for more information about the effects on UBS Switzerland AG standalone of the temporary exemption granted by FINMA in connection with COVID-19

Swiss SRB leverage ratio denominator
CHF billion	31.3.20	31.12.19

Leverage ratio denominator
Swiss GAAP total assets	299.5	285.0
Difference between Swiss GAAP and IFRS total assets	4.7	3.6
Less: derivative exposures and SFTs[1]	(9.9)	(17.3)
On-balance sheet exposures (excluding derivative exposures and SFTs)	294.3	271.3
Derivative exposures	6.1	4.4
Securities financing transactions	2.9	12.7
Off-balance sheet items	14.0	14.2
Items deducted from Swiss SRB tier 1 capital	(0.3)	(0.3)
Total exposures (leverage ratio denominator)	317.1	302.3

1 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

BCBS Basel III leverage ratio
CHF million, except where indicated	31.3.20	31.12.19	30.9.19	30.6.19	31.3.19
Total tier 1 capital	16,137	15,606	15,124	14,894	14,712
Total exposures (leverage ratio denominator)	317,071	302,304	309,750	311,212	310,545
BCBS Basel III leverage ratio (%)	5.1	5.2	4.9	4.8	4.7

Liquidity coverage ratio

UBS Switzerland AG, as a Swiss SRB, is required to maintain a liquidity coverage ratio of 100%. In connection with the Swiss Emergency Plan, UBS Switzerland AG must fulfil additional liquidity requirements.

Liquidity coverage ratio
	Weighted value[1]
CHF billion, except where indicated	Average 1Q20[2]	Average 4Q19[2]
High-quality liquid assets	75	67
Total net cash outflows	53	52
of which: cash outflows	86	84
of which: cash inflows	33	33
Liquidity coverage ratio (%)	141	130

1 Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on Level 2 assets and cash inflows.    2 Calculated based on an average of 64 data points in the first quarter of 2020 and 64 data points in the fourth quarter of 2019.

Capital instruments

Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.
		Share capital	Additional tier 1 capital
1	Issuer	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
1a	Instrument number	1	2	3	4	5	6	7
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	-	-
3	Governing law(s) of the instrument	Swiss	Swiss
3a	Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)	n/a	n/a
Regulatory treatment
4	Transitional Basel III rules[1]	CET1 – Going concern capital	Additional tier 1 capital
5	Post-transitional Basel III rules[2]	CET1 – Going concern capital	Additional tier 1 capital
6	Eligible at solo / group / group and solo	UBS Switzerland AG consolidated and standalone	UBS Switzerland AG consolidated and standalone
7	Instrument type (types to be specified by each jurisdiction)	Ordinary shares	Loan[4]	Loan[4]	Loan[4]	Loan	Loan	Loan
8	Amount recognized in regulatory capital (currency in millions, as of most recent reporting date)[1]	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000	CHF 825	USD 425	CHF 475
9	Par value of instrument	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000	CHF 825	USD 425	CHF 475
10	Accounting classification[3]	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost
11	Original date of issuance	–	1 April 2015	11 March 2016	18 December 2017	12 December 2018	12 December 2018	11 December 2019
12	Perpetual or dated	–	Perpetual
13	Original maturity date	–	–
14	Issuer call subject to prior supervisory approval	–	Yes
15	Optional call date, contingent call dates and redemption amount	–	First optional repayment date: 1 April 2020	First optional repayment date: 11 March 2021	First optional repayment date: 18 December 2022	First optional repayment date: 12 December 2023	First optional repayment date: 12 December 2023	First optional repayment date: 11 December 2024
Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon
16	Subsequent call dates, if applicable	–	Early repayment possible due to a tax or regulatory event. Repayment due to tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest

Significant regulated subsidiaries and sub-groups

Capital instruments of UBS Switzerland AG – key features (continued)
Coupons
17	Fixed or floating dividend / coupon	–	Floating
18	Coupon rate and any related index	–	6-month CHF Libor + 370 bps per annum semiannually	3-month CHF Libor + 459 bps per annum quarterly	3-month CHF Libor + 250 bps per annum quarterly	3-month CHF Libor + 489 bps per annum quarterly	3-month USD Libor + 547 bps per annum quarterly	3-month CHF Libor + 433 bps per annum quarterly
19	Existence of a dividend stopper	–	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible
24	If convertible, conversion trigger(s)	–	–
25	If convertible, fully or partially	–	–
26	If convertible, conversion rate	–	–
27	If convertible, mandatory or optional conversion	–	–
28	If convertible, specify instrument type convertible into	–	–
29	If convertible, specify issuer of instrument it converts into	–	–
30	Write-down feature	–	Yes
31	If write-down, write-down trigger(s)	–	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG‘s viability.

Subject to applicable conditions

32	If write-down, fully or partially	–	Fully
33	If write-down, permanent or temporary	–	Permanent
34	If temporary write-down, description of write-up mechanism	–	–
34a	Type of subordination	Statutory	Contractual
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the insolvency creditor hierarchy of the legal entity concerned).

Unless otherwise stated in the articles of association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (Art. 745, Swiss Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, all obligations of UBS Switzerland AG that are unsubordinated or that are subordinated and do not rank junior, such as all classes of share capital, or at par, such as tier 1 instruments

36	Non-compliant transitioned features	–	–
37	If yes, specify non-compliant features	–	–

1 Based on Swiss SRB (including transitional arrangement) requirements.    2 Based on Swiss SRB requirements applicable as of 1 January 2020.    3 As applied in UBS Switzerland AG‘s financial statements under Swiss GAAP.    4 Loans granted by UBS AG, Switzerland.

Section 4  UBS Europe SE consolidated

The table below provides information about the regulatory capital components, capital ratios, leverage ratio and liquidity of UBS Europe SE consolidated based on Pillar 1 requirements.

During the first quarter of 2020, common equity tier 1 (CET1) capital and risk-weighted assets (RWA) was stable. Leverage ratio exposure increased by EUR 7.1 billion to EUR 49.0 billion, reflecting a EUR 2.7 billion increase in securities financing transactions, a EUR 1.2 billion increase in high-quality liquid asset (HQLA)-eligible bonds and a EUR 2.6 billion increase in central bank deposits. Average high-quality liquid assets increased by EUR 0.4 billion and average total net cash outflows increased by EUR 0.5 billion, mainly due to treasury activities and client deposits.

Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and are agreed with regulators based on the risk profile of the entities.

KM1: Key metrics[1,2,3]
EUR million, except where indicated
		31.3.20	31.12.19	30.9.19	30.6.19	31.3.19
Available capital (amounts)
1	Common equity tier 1 (CET1)	3,501	3,486	3,528	3,543	3,568
2	Tier 1	3,791	3,776	3,818	3,833	3,858
3	Total capital	3,791	3,776	3,818	3,833	3,858
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	15,154	15,146	14,407	13,725	14,432
4a	Minimum capital requirement[4]	1,212	1,212	1,153	1,098	1,155
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	23.1	23.0	24.5	25.8	24.7
6	Tier 1 ratio (%)	25.0	24.9	26.5	27.9	26.7
7	Total capital ratio (%)	25.0	24.9	26.5	27.9	26.7
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.5	2.5	2.5	2.5	2.5
9	Countercyclical buffer requirement (%)	0.1	0.3	0.3	0.2	0.2
10	Bank G-SIB and/or D-SIB additional requirements (%)
11	Total of bank CET1-specific buffer requirements (%)	2.6	2.8	2.8	2.7	2.7
12	CET1 available after meeting the bank’s minimum capital requirements (%)[5]	17.0	16.9	18.5	19.9	18.7
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	49,004	41,924	50,199	52,291	51,060
14	Basel III leverage ratio (%)[6]	7.7	9.0	7.6	7.3	7.6
Liquidity coverage ratio[7]
15	Total HQLA	14,839	14,393	14,309	14,367	14,770
16	Total net cash outflow[8]	10,457	9,976	9,624	8,773	7,465
17	LCR (%)[8]	142	147	151	165	198

1 Based on applicable EU Basel III rules.    2 As a result of the cross-border merger of UBS Limited into UBS Europe SE effective 1 March 2019, UBS Europe SE became a significant regulated subsidiary of UBS Group AG. The size, scope and business model of the merged entity is now materially different.    3 There is no local disclosure requirement for the net stable funding ratio as at 31 March 2020.    4 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    5 This represents the CET1 ratio which is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5% and after considering, where applicable, CET1 capital which has been used to meet tier 1 and/or total capital ratio requirements under Pillar 1. Comparative figures for 30 June 2019 and 31 March 2019 have been adjusted to adhere to this presentation.    6 On the basis of tier 1 capital.    7 Figures as of 31 March 2020 are based on a twelve-month average. Comparative figures for 31 December 2019 on a ten-month average, as of 30 September 2019 on a seven-month average and as of 30 June 2019 on a four-month average rather than a twelve-month average, as data produced on the same basis is only available for the period since the cross-border merger. For 31 March 2019, month-end reporting date values are disclosed.    8 Revised calculation excludes inflows from overdrafts which we cannot demand repayment of within 30 days. Comparative figures and ratios for 30 September 2019, 30 June 2019 and 31 March 2019 have been adjusted accordingly.

Significant regulated subsidiaries and sub-groups

Section 5  UBS Americas Holding LLC consolidated

The table below provides information about the regulatory capital components and capital ratios, as well as the leverage ratio, of UBS Americas Holding LLC consolidated, based on Pillar 1 requirements (i.e., US Basel III standardized rules).

During the first quarter of 2020, common equity tier 1 (CET1) remained stable. Risk-weighted assets (RWA) decreased by USD 0.2 billion to USD 53.8 billion, mainly driven by a decrease in credit risk RWA, which reflected a lower level of secured financing transactions and lending exposure. Leverage ratio exposure, calculated on an average basis, increased by USD 8.2 billion to USD 135.5 billion. The increase was due to an USD 8.0 billion increase in average assets, resulting from recent market volatility, and a USD 0.2 billion decrease in tier 1 capital deduction due to net decrease in deferred tax assets.

Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.

KM1: Key metrics[1,2]
USD million, except where indicated
		31.3.20	31.12.19	30.9.19	30.6.19	31.3.19
Available capital (amounts)
1	Common equity tier 1 (CET1)	11,975	11,939	11,868	12,900	12,028
2	Tier 1	15,024	14,987	14,923	15,055	14,170
3	Total capital	15,778	15,702	15,640	15,772	14,882
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	53,812	54,058	52,947	53,892	55,313
4a	Minimum capital requirement[3]	4,305	4,325	4,236	4,311	4,425
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	22.3	22.1	22.4	23.9	21.7
6	Tier 1 ratio (%)	27.9	27.7	28.2	27.9	25.6
7	Total capital ratio (%)	29.3	29.0	29.5	29.3	26.9
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.5	2.5	2.5	2.5	2.5
9	Countercyclical buffer requirement (%)[4]
10	Bank G-SIB and/or D-SIB additional requirements (%)[5]
11	Total of bank CET1-specific buffer requirements (%)	2.5	2.5	2.5	2.5	2.5
12	CET1 available after meeting the bank’s minimum capital requirements (%)[6]	17.8	17.6	17.9	19.4	17.2
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	135,534	127,290	123,632	123,008	124,981
14	Basel III leverage ratio (%)[7]	11.1	11.8	12.1	12.2	11.3

1 For UBS Americas Holding LLC based on applicable US Basel III rules.    2 There is no local disclosure requirement for liquidity coverage ratio or net stable funding ratio for UBS Americas Holding LLC as of 31 March 2020.    3 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    4 UBS Americas Holding LLC is currently not subject to the countercyclical buffer requirement.    5 Not applicable, as requirements have not been proposed.    6 This represents the CET1 ratio which is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5% and after considering, where applicable, CET1 capital which has been used to meet tier 1 and/or total capital ratio requirements. Figures as of 30 June 2019 and 31 March 2019 have been adjusted to adhere to this presentation.    7 On the basis of tier 1 capital.

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AEI                  automatic exchange of information

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal
ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APAC              Asia Pacific

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                  available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BVG                Swiss occupational
pension plan

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CCyB               countercyclical buffer

CDO                collateralized debt
obligation

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CIC                  Corporate & Institutional Clients

CIO                 Chief Investment Office

CLS                  Continuous Linked Settlement

CMBS             commercial mortgage-backed security

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CRR                 Capital Requirements Regulation

CST                 combined stress test

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DJSI                 Dow Jones Sustainability Indices

DM                  discount margin

DOJ                 US Department of Justice

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EBA                 European Banking Authority

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ESG                 environmental, social and governance

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

EVE                  economic value of equity

EY                    Ernst & Young (Ltd)

F

FA                    financial advisor

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 pound sterling

GDP                gross domestic product

GEB                 Group Executive Board

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

GSE                 government sponsored entities

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

HR                   human resources

Appendix

Abbreviations frequently used in our financial reports (continued)

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR               interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IHC                  intermediate holding company

IMA                 internal models approach

IMM                internal model method

IRB                  internal ratings-based

IRC                  incremental risk charge

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT                Material Risk Taker

N

NAV                net asset value

NCL                 Non-core and Legacy Portfolio

NII                   net interest income

NRV                 negative replacement value

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QRRE              qualifying revolving retail exposures

R

RBA                 role-based allowances

RBC                 risk-based capital

RbM                risk-based monitoring

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1          return on CET1 capital

RoTE               return on tangible equity

RoU                 right-of-use

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right or Special Administrative Region

SBC                 Swiss Bank Corporation

SDG                Sustainable Development Goal

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SI                     sustainable investing

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized corporate

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TTC                 through-the-cycle

U

UBS RESI         UBS Real Estate Securities Inc.

UoM               units of measure

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

W

WEKO             Swiss Competition Commission

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s Annual Report 2019, available at www.ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi                   _____

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi                   _____

Name:  Ella Campi

Title:    Executive Director

Date:  April 28, 2020